SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 4)*


                                  BioTime, Inc.
 ................................................................................
                                (Name of Issuer)

                           Common Shares, no par value
 ................................................................................
                         (Title of Class of Securities)

                                    09066L105
 ................................................................................
                                 (CUSIP Number)

                                 Harold D. Waitz
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535
 ................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 16, 1997
 ................................................................................
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Harold D. Waitz

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           167,069
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         167,069

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           167,069

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                 [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           5.1%

         14)      Type of Reporting Person (See Instructions)
                           IN

                               Page 2 of 14 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 2.  Identity and Background

(a)      The name of the person filing this schedule is Harold D. Waitz.

(b) The business address of Harold D. Waitz is 935 Pardee Street, Berkeley, California 94710.

(c) Harold D. Waitz is currently the Vice President of Engineering of BioTime, Inc., 935 Pardee Street, Berkeley, California 94710.

(d) Harold D. Waitz has not been convicted during the last five years in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) Harold D. Waitz has not been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction, and has not, as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Harold D. Waitz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used by Harold D. Waitz to purchase his Common Shares includes both personal funds and borrowed funds.

         Mr. Waitz has executed a Customer Agreement with Montgomery Securities and a related Representation Letter for the purpose of borrowing approximately $193,620 to exercise certain incentive stock options (through which he purchased 21,000 Common Shares at a price of $9.22 per share) and approximately $352,803.31 to refinance certain margin loans obtained from CS First Boston during February 1997 in connection with Mr. Waitz's exercise of subscription rights that were distributed by the Company pro rata to its shareholders. Mr. Waitz has pledged all of his Common Shares as collateral for such loans and has agreed not to sell any Common Shares of

                               Page 3 of 14 Pages
the Company while his margin loan is secured by his Common Shares. A copy of the aforesaid Customer Agreement and Representation Letter are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.


Item 4.  Purpose of Transaction

         These securities were purchased for investment. Mr. Waitz may acquire additional Common Shares or sell all or some of his Common Shares based upon market and economic circumstances.

         Mr. Waitz is the Vice President of Engineering of the Company, and is also a director of the Company. In his capacity as an officer and director, he will participate in the management of the Company.

         Mr. Waitz does not have any current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure; (vi) any change in the Company's Articles of Incorporation or Bylaws or other action which may impede the acquisition of control of the Company by any person; (vii) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) any of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Harold D. Waitz directly owns 167,069 Common Shares, which constitute approximately 5.1% of the 3,266,193 Common Shares outstanding on September 17, 1997. The forgoing number of outstanding Common Shares is based upon information provided by the Company.

         (b) Mr. Waitz has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in his name.

         (c) On or about September 16, 1997, Mr. Waitz purchased 21,000 Common Shares through the exercise of an incentive stock option at a price of $9.22 per share.


                               Page 4 of 14 Pages

         (d) Mr. Waitz has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition, with respect to the shares held in his name. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Harold D. Waitz has no agreements with respect to (a) voting Common Shares held in his name, (b) acquiring additional Common Shares, and (c) disposing of Common Shares held in his name.


Item 7.  Material to Be Filed as Exhibits

(a)      Customer Agreement between Harold D. Waitz and Montgomery Securities

(b)      Representation Letter from Harold D. Waitz to Montgomery Securities


Signature


         After reasonable inquiry and to the best of my knowledge I certify that the information set forth in the statement is true, complete and correct.

                                             /s/: Harold D. Waitz
Dated:  September 24, 1997                 ____________________________________
                                             Harold D. Waitz